Exhibit 97

SILICON LABORATORIES INC.

POLICY RELATING TO RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(Adopted October 19, 2023)

1.INTRODUCTION

Silicon Laboratories Inc. (the “Company”) is adopting this policy (this “Policy”) to provide for the Company’s recovery of certain Incentive Compensation (as defined below) erroneously awarded to Covered Persons (as defined below) under certain circumstances.

This Policy is administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). The Committee shall have full and final authority to make any and all determinations required or permitted under this Policy. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all parties. The Board may amend or terminate this Policy at any time.  This Policy supersedes the Company’s Recoupment Policy, which was adopted by the Board on January 24, 2013.

This Policy is intended to comply with Section 10D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder, and the applicable rules of any national securities exchange on which the Company’s securities are listed (the “Exchange”) and will be interpreted and administered consistent with that intent.

2.EFFECTIVE DATE

This Policy shall apply to all Incentive Compensation “received” (as defined in Section 4(c)) on or after the date of adoption of this Policy, and to the extent permitted or required by applicable law.

3.DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

“Covered Person” means an Executive Officer or Senior Vice President.

“Erroneously Awarded Compensation” means the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid.  In the case of Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount shall reflect a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received, as determined by the Committee in its sole discretion. The Committee may determine the form and amount of Erroneously Awarded Compensation in its sole discretion. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange in accordance with the Listing Standards.

“Executive Officer” means any current or form “officer” as defined in Exchange Act Rule 16a-1.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, whether or not such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission. Stock price and total shareholder return are Financial Reporting Measures.

“Incentive Compensation” means any compensation that is granted, earned or vested based in whole or in part on the attainment of a Financial Reporting Measure. For purposes of clarity, base salaries, bonuses or equity awards paid solely upon satisfying one or more subjective standards, strategic or operational measures, or continued employment are not considered Incentive Compensation, unless such awards were granted, paid or vested based in part on a Financial Reporting Measure.

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

“Senior Vice President” means an employee with the designation of senior vice president or higher.

4.RECOVERY FROM COVERED PERSONS

a. Executive Officers

If the Company is required to prepare a Restatement, the Company shall seek to recover and claw back from any Executive Officer reasonably promptly the Erroneously Awarded Compensation that is received by the Covered Person:

(i)	after the person begins service as an Executive Officer;
(ii)	who serves as an Executive Officer at any time during the performance period for that Incentive Compensation;
(iii)	while the Company has a class of securities listed on the Exchange; and
(iv)

during the three completed fiscal years immediately preceding the date on which the Company was “required to prepare” (as defined in Section 4(c)) the Restatement (including any transition period within or immediately following those years that results from a change in the Company’s fiscal year, provided that a transition period of nine to 12 months will be deemed to be a completed fiscal year).

If, after the release of earnings for any period for which a Restatement subsequently occurs and prior to the announcement of the Restatement for such period, the Executive Officer sold any securities constituting, or any securities issuable on exercise, settlement or exchange of any equity award constituting, Incentive Compensation, the excess of (a) the actual aggregate sales proceeds from the Executive Officer’s sale of those shares, over (b) the aggregate sales proceeds the Executive Officer would have received from the sale of those shares at a price per share determined appropriate by the Committee in its discretion to reflect what the Company’s common stock price would have been if the Restatement had occurred prior to such sales, shall be deemed to be Erroneously Awarded Compensation; provided, however, that the aggregate sales proceeds determined by the Committee under this clause (b) with respect to shares acquired upon exercise of an option shall not be less than the aggregate exercise price paid for those shares.

b. Senior Vice Presidents

In the event that the Company is required to prepare a Big R restatement of financial results (other than a voluntary restatement due to a change in applicable accounting rules or interpretations) due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, the Compensation Committee will have the right to recover from any current or former Senior Vice President whose fraud or willful misconduct caused or contributed to the need for the restatement and who received Erroneously Awarded Compensation during the 3-year period preceding the date on which the Company is required to prepare such restatement.

c. Calculation of Amounts to be Recovered

For purposes of this Policy:



Erroneously Awarded Compensation is deemed to be received in the Company’s fiscal year during which the Financial Reporting Measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period; and



the date the Company is required to prepare a Restatement is the earlier of (x) the date the Board, the Committee or any officer of the Company authorized to take such action  concludes, or reasonably should have concluded, that the Company is required to prepare the Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare the Restatement.

For purposes of clarity, in no event shall the Company be required to award any Covered Persons an additional payment or other compensation if the Restatement would have resulted in the grant, payment or vesting of Incentive Compensation that is greater than the Incentive Compensation actually received by the Covered Person. The recovery of Erroneously Awarded Compensation is not dependent on if or when the Restatement is filed.

5.SOURCES OF RECOUPMENT

To the extent permitted by applicable law, the Committee may, in its discretion, seek recoupment from the Covered Person(s) through any means it determines, which may include any of the following sources: (i) prior Incentive Compensation payments; (ii) future payments of Incentive Compensation; (iii) cancellation of outstanding Incentive Compensation; (iv) direct repayment, and (v) non-Incentive Compensation or securities held by the Covered Person. To the extent permitted by applicable law, the Company may offset such amount against any compensation or other amounts owed by the Company to the Covered Person.

6.LIMITED EXCEPTIONS TO RECOVERY

Notwithstanding the foregoing, the Committee, in its discretion, may choose to forgo recovery of Erroneously Awarded Compensation under the following circumstances, provided that the Committee (or a majority of the independent members of the Board) has made a determination that recovery would be impracticable because:

(i)

The direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amounts; provided that the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, has documented such attempt and has (to the extent required) provided that documentation to the Exchange;

(ii)

Recovery would violate home country law where the law was adopted prior to November 28, 2022, and the Company provides an opinion of home country counsel to that effect to the Exchange that is acceptable to the Exchange; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.

7.NO INDEMNIFICATION OR INSURANCE

The Company will not indemnify, insure or otherwise reimburse any Covered Person against the recovery of Erroneously Awarded Compensation.

8.SEVERABILITY

If any provision of this Policy or the application of any such provision to any Covered Person shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

9.NO IMPAIRMENT OF OTHER REMEDIES

This Policy does not preclude the Company from taking any other action to enforce a Covered Person’s obligations to the Company, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.

10.DISPUTE RESOLUTION

If a dispute arises out of or relates to this policy and if the dispute cannot be settled through negotiation, the parties agree to first try in good faith to settle the dispute by mediation administered by the American Arbitration Association (“AAA”) under its Employment Arbitration Rules and Mediation Procedures (“Rules”). If such dispute cannot be resolved by mediation, the parties agree that any dispute, controversy of claim arising out of or relating to this policy shall be settled by binding arbitration by the American Arbitration Association under the Rules. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Each party will bear its own costs in dispute resolution including attorney fees, except to the extent that a court or arbitrator awards costs to one party.